Mail Stop 6010

								January 19, 2006


Robert L. Cashman
Director, President, and Chief Executive Officer
Smart Truck Systems, Inc.
22101 Alessandro Blvd.
Moreno Valley, CA. 92553

	Re:	Smart Truck Systems, Inc.
		Registration Statement on Form SB-2, Amendment 3
		Filed January 11, 2006
		File No. 333-128107

Dear Mr. Cashman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations for the year ended June 30, 2005, page 15

1. We note your expanded disclosure in response to comment 1.
Please
confirm for us whether you intend to monitor the inventory growth and when appropriate, establish an inventory allowance.

Description of the Business

History, page 20

2. Please expand your disclosure to discuss how the $250,000 was credited to Mr. Cashman`s stock purchase agreement and disclose the number of shares that were exchanged. Clarify in the notes to the financial statements how you accounted for the credit. You disclose on page 20 that the $250,000 was applied to Mr. Cashman`s stock purchase agreement on September 1, 2004 yet your Item 26 disclosure on page II-3 states that on March 31, 2005, Smart Truck exchanged 1,000,000 shares to Mr. Cashman for a credit of $250,000. Please correct this inconsistency. In addition, please revise the statement of Stockholders` Equity to separately disclose each transaction.

3. We note the revised disclosure regarding your sale to Honolulu in
response to comment 2.  Based on the delivery schedule in section
2.1
of the agreement, which is filed as exhibit 10.3, it appears you were obligated to deliver all products by January 17, 2006. Please disclose this fact where you discuss this agreement on page 20. Also, please disclose whether the purchaser has notified you that it plans to identify alternate methods of purchase, which you disclose it has the right to do.

Statement of Shareholders` Equity, page F-5

4. We note your response to comment number 4. We repeat the second part of our comment. The Statement of Shareholders` Equity should show the total balances at your June 30, 2004 fiscal year-end. Please revise your year-end and interim financial statements accordingly.

Note 1 - Summary of Accounting Policies, page F-7

History, page F-7

5. In your response letter dated November 8, 2005 to our comment number 48, you state that you accounted for the transaction with Homesmart.com, Inc. as a recapitalization yet your disclosure in your filing still refers to this transaction as a reverse acquisition. Please clarify for us and in the filing how the merger with Homesmart.com was accounted for in the financial statements. Specifically, please address the following:

* Please address the disclosure in "History" which states that because
Homesmart.com was a shell the transaction was accounted for as a reverse acquisition and the acquired company is treated as the acquiring company for accounting purposes. It is unclear why being a shell would necessarily result in reverse acquisition accounting. In addition, it is unclear who the acquired company is and if it is Homesmart, why it would be appropriate to treat Homesmart as the accounting acquirer with Homesmart`s financial statements being the continuing accounting entity.
* Please tell us whose shares are being used as the continuing legal entity. Based on the Statements of Stockholders` Equity, it appears that both Smart Truck`s and Homesmart.com`s shares are included in the
Statement. Based on the disclosure provided, it appears that the legal shares outstanding after the transaction should have been Homesmart.com, the public shell. It is unclear to us why the shares of Smart Truck are also included in the Statements of Stockholders`
Equity.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz at (202) 551-3648 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Dennis Brovarone
	Attorney and Counselor at Law
	18 Mountain Laurel Drive
	Littleton, Colorado 80127
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Robert L. Cashman
Smart Truck Systems, Inc.
January 19, 2006
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